

SECURIT | 10029759 | ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jane Street Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza, 33rd Floor
                                        (No. and Street)

New York   New York   10004
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Granieri   (212) 651-6023
                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue   New York   New York   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Robert Granieri__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm __Jane Street Markets, LLC__, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

VICKIANA ARIAS
Notary Public, State of New York
NO:01-AR6203348
Qualified in King County
Commission Expires, April, 06,20__13

_____
Signature

__Managing Director__
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Eisner LLP
Accountants and Advisors

JANE STREET MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JANE STREET MARKETS, LLC

CONTENTS
December 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Jane Street Markets, LLC

We have audited the accompanying statement of financial condition of Jane Street Markets, LLC (the "Company") (a wholly owned subsidiary of Jane Street Holding II, LLC) as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Jane Street Markets, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2010

December 31, 2009

ASSETS
Cash	$	323,228
Securities owned, at fair value:		
Equities		474,279,220
Foreign sovereign bonds		2,305,882
Other assets		32,545
Total assets	$	476,940,875

LIABILITIES AND MEMBER'S EQUITY
Liabilities:
Securities sold, not yet purchased, at fair value:		
Equities	$	390,421,100
Foreign sovereign bonds		22,326,036
Due to broker		29,153,690
Due to affiliates		13,010,833
Accrued expenses and other liabilities		136,062
Total liabilities		455,047,721
Member's equity		21,893,154
Total liabilities and member's equity	$	476,940,875

See Notes to Statement of Financial Condition

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2009

1. Nature of operations

Jane Street Markets, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of Jane Street Holding II, LLC (the "Parent"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), the BATS Exchange, the NYSE-Arca Exchange, and the Nasdaq Stock Exchange. The Company trades for its own account and is a market-maker on the Nasdaq and OTC markets.

2. Summary of significant accounting policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company at times maintains cash in deposit accounts in excess of the Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Securities owned and Securities sold, not yet purchased, at fair value

Authoritative Accounting Guidance ("Guidance") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

JANE STREET MARKETS, LLC

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Securities owned and securities sold, not yet purchased, are valued at their market prices. All resulting unrealized gains and losses are reflected in Member's Equity. The Company records transactions in securities and the related revenues and expenses on a trade-date basis.

Dividend income and dividend expense on securities sold, not yet purchased, are recorded on the ex-dividend date.

Translation of Foreign Currencies

Securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on financial instruments from fluctuations arising from changes in market prices of financial instruments held. Such fluctuations are included in Member's Equity.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for tax purposes; therefore, no tax provision has been made in the accompanying financial statement for United States federal, state and city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the Statement of Financial Condition. The Company has not accrued any amounts related to the tax positions and related uncertainties.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2009

New Pronouncements

During the third quarter of 2009, the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification became the single source of authoritative U.S. generally accepted accounting principles ("GAAP"). The Codification does not create any new GAAP standards, but incorporates existing accounting and reporting standards into a new topical structure. Beginning with this annual report, the Company adopted the Codification. Other than the manner in which the Guidance is referenced, the adoption of the Codification did not have any impact on the Company's Statement of Financial Condition.

In May 2009, the FASB issued new Guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statement is issued or is available to be issued. The Guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.

3. Fair Value of Financial Instruments

As of December 31, 2009:

	Fair Value	Fair Value Hierarchy
Assets		
Equities	$ 138,132,549	Level 1
Equities	336,146,671	Level 2
Foreign Sovereign Bonds	2,305,882	Level 2
	$ 476,585,102	
Contracts for differences included in Due to broker	$ 152,342	Level 2
Liabilities		
Equities	$ 382,887,585	Level 1
Equities	7,533,515	Level 2
Foreign Sovereign Bonds	22,326,036	Level 2
	$ 412,747,136	
Contracts for differences included in Due to broker	$ 211,620	Level 2

4. Due to broker and concentration of credit risk

The clearing and depository operations for the Company's securities transactions are provided by one broker. All of the securities owned are held at this broker.

Amounts Due to broker include cash and net amounts payable for securities transactions that have not settled. They also include unrealized appreciation or depreciation from financial instruments and foreign currency translations. Amounts Due to broker have been offset against amounts due from that broker where the right of offset exists.

The securities held at the broker serve as collateral for the amounts due to that broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, Securities owned and Securities sold, not yet purchased, are subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Statement of Financial Condition (see Note 8).

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts.

5. Related party transactions

Jane Street Holding, LLC and certain affiliates pay for administrative, payroll, office space, and certain operating expenses on behalf of the Company. The total amount owed to these entities at December 31, 2009 is reflected in the Due to affiliates balance on the Statement of Financial Condition.

6. Regulatory requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, or $1,000,000, which is an amount based on market-maker activity, as defined. At December 31, 2009, the Company had net capital of $17,448,022, which exceeded the requirement of $1,000,000 by $16,448,022.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2009

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

8. Derivative financial instruments

The Company's activities include or may include the purchase and sale of options, futures, forward currency contracts, Contracts for Differences ("CFDs"), and other similar derivatives. These contracts involve elements of market risk in excess of the amounts recognized in the Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. All derivative positions are reported in the accompanying Statement of Financial Condition at fair value and any change in value is reflected in Member's Equity.

A CFD is an equity derivative contract that bases its value on the price of a stock index or common stock, without investing in the underlying physical share. As such, the Company has no rights or obligations relating to the underlying share. The CFD is a contract between two parties to exchange, at the close of the contract, the differences between the reset price and the closing price of the contract, multiplied by the number of shares specified within the contract.

Management believes that risks associated with derivates are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The writer of a call option which is covered (e.g., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The Company may purchase and sell options on securities, currencies and commodities on national and international exchanges and over-the-counter markets. The seller ("writer") of a put option which is covered (e.g., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The Company trades futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward and "cash" trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2009

The fair value of derivative financial instruments as of December 31, 2009 and the volume of these financial instruments for the year ended December 31, 2009 are as follows:

| Derivative | Derivative Fair Value at December 31, 2009 | | Financial Statement Line Item | Volume* | |
	Assets	Liabilities		Number of Underlying Securities	Number of Contracts
Indices	$ -	$ -		-	804
Equities	$ 152,342	$ 211,620	Due to broker	409,764,084	8,839,304

* The classification of volume amounts between the number of underlying securities and number of contracts is based upon product type.

9. Other risks related to financial instruments held by the Company

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market maker. A market maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk at a time of large, volatile moves may be greater than that suggested by the positions on the Company's financial statement.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

JANE STREET MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2009

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative financial instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to change in general economic conditions, which may affect the profitability of the Company's strategy.

The Company trades in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. In addition, in order to hedge foreign currency exchange rate risks which may arise from the purchase of such securities or other reasons incidental to the Company's business, the Company may trade foreign currencies and foreign currency-related products. These types of products entail risks in addition to those involved in securities of

10

domestic issuers. Trading non-U.S. securities may represent a greater degree of risk than trading U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs. In addition, hedging foreign currency exchange rate risk entails additional risk since there may be an imperfect correlation between the Company's portfolio holdings of securities denominated in a particular currency and the Company's portfolio holdings of currencies and foreign currency related products purchased by the Company to hedge any exchange rate risk.

The Company may effect a small number of transactions in the "over-the-counter" or "interdealer" markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. The Company does not have an internal credit function which evaluates the creditworthiness of its counterparties. The ability of the Company to transact business with any one or number of counterparties, the lack of any meaningful and independent evaluation of such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Company.

The Company may trade "high yield" bonds and preferred securities which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

10. Subsequent Events

The Company has evaluated events through February 27, 2010, the date that this financial statement was available to be issued.